SEC FILE NUMBER 001-35834
CUSIP NUMBER 891777104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tower Group International, Ltd.

Full Name of Registrant

Tower Group, Inc.

Former Name if Applicable

Bermuda Commercial Bank Building, 19 Par-La-Ville Road

Address of Principal Executive Office (Street and Number)

Hamilton, HM 11

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed on March 3, 2014, Tower Group International, Ltd. (“Tower”) was unable to timely file its Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) due to the additional time needed to review matters relating to Tower’s estimate of its loss reserves and the related impact to the recoverability of its goodwill and deferred tax assets. Subsequently, on May 2, 2014, Tower filed with the Securities and Exchange Commission (the “SEC”) the 2013 Form 10-K. The preparation of the 2013 Form 10-K required Tower to commit a significant amount of time and extensive accounting resources, and as a result, the process for preparing Tower’s Form 10-Q for the quarterly period ended March 31, 2014 (the “First Quarter 2014 Form 10-Q”) was delayed for an extended period of time.

In addition, on January 3, 2014, Tower entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with ACP Re Ltd. (“ACP Re”), and a wholly-owned subsidiary of ACP Re (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, it is expected that Merger Sub will merge with and into Tower (the “Merger”), with Tower as the surviving corporation in the Merger and a wholly owned subsidiary of ACP Re. Tower’s management, accounting and legal personnel devoted significant resources toward negotiating the Original Merger Agreement and related agreements subsequent to the Original Merger Agreement, including among others two cut-through reinsurance agreements, and drafting Tower’s proxy statement in connection with the Merger.

Additionally, on May 8, 2014, Tower entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Amendment”) with ACP Re and Merger Sub. Tower devoted significant resources toward negotiating the Amendment.

As a result of such delays, Tower continues to be unable to file its First Quarter 2014 Form 10-Q without unreasonable effort or expense, and Tower could not eliminate the reasons causing the inability to file the First Quarter 2014 Form 10-Q timely without unreasonable effort or expense. Tower continues to work diligently on the completion of its First Quarter 2014 Form 10-Q and expects to file it with the SEC within approximately the next 30 days.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William E. Hitselberger	(212)	655-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, on May 2, 2014, Tower filed with the SEC the 2013 Form 10-K. Note 1 to the consolidated financial statements describes a number of items that adversely impacted Tower’s 2013 results of operations. These same items, and in particular the downgrade of Tower’s financial strength and issuer credit ratings, reinsurance arrangements described therein and increased regulatory oversight, continued to adversely affect Tower’s operations in the first quarter of 2014. Tower anticipates that the impact of these items will cause a significant change in the results of operations compared to the first quarter of 2013. However, since significant resources of Tower were dedicated to the preparation and filing of its 2013 Form 10-K, Tower is only in the beginning stages of the preparation of its First Quarter 2014 Form 10-Q. As a result, Tower cannot presently make a reasonable estimate of the anticipated changes.

Tower Group International, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2014	By	/s/ William E. Hitselberger William E. Hitselberger Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.